EXHIBIT 99.4

COLLATERAL ASSIGNMENT

COLLATERAL ASSIGNMENT, dated as of September 14, 2006, made by PSIVIDA INC. (formerly Control Delivery Systems, Inc.), a Delaware corporation (together with its successors and assigns, hereinafter, the “Assignor”), in favor of CASTLERIGG MASTER INVESTMENTS LTD., a company organized under the laws of the British Virgin Islands (the “Assignee”), in its capacity as collateral agent for the “Buyers” (as defined below) party to the Securities Purchase Agreement, dated as of October 5, 2005 (the “Securities Purchase Agreement”) , as amended by that certain Amendment Agreement, dated as of July 28, 2006 (the “Amendment Agreement”).

W I T N E S S E T H :

WHEREAS, pSivida Limited, an Australian corporation (the “Parent”), and each party listed as a “Buyer” on the Schedule of Buyers attached thereto (each a “Buyer”, and collectively, the “Buyers”) are parties to the Securities Purchase Agreement pursuant to which the Parent sold, and the Buyers purchased, the “Notes” (as defined therein, and as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the “Notes”);

WHEREAS, the Parent owns 100% of the voting stock of the Assignor;

WHEREAS, contemporaneously herewith, the Assignor has executed and delivered to the Assignee (for the benefit of the Buyers), a guaranty (the “Guaranty”) guaranteeing payment by Parent of amounts due under the Transaction Documents (as defined in the Amendment Agreement); and

WHEREAS, the Assignor is a party to an Amended and Restated License Agreement dated December 9, 2003, as amended by that certain Amendment No. 1 thereto (as amended, the “B&L License Agreement”) with Bausch & Lomb Incorporated (the “Licensee”) pursuant to which it has licensed certain intellectual property rights to the Licensee for, among other things, the purposes of producing the Retisert and Vitrasert product lines and in connection therewith receives certain royalty payments from the Licensee as further described in the B&L License Agreement (the “B&L Royalty Payments”);

WHEREAS, pursuant to the terms of the Amendment Agreement, the Assignor has agreed to enter into this Collateral Assignment to secure the payment by the Assignor, as and when due and payable, of all "Guaranteed Obligations" under (and as defined in) the Guaranty, including the punctual payment, as and when due and payable, by stated maturity or otherwise, of all the payments by the Parent, as and when due and payable (by scheduled maturity, required prepayment, acceleration, demand or otherwise), of any and all amounts from time to time owing by Parent in respect of the Notes, including, without limitation, all interest that accrues after the commencement of any proceeding commenced by or against Parent or any Guarantor (as defined in the Guaranty) under any provision of the Bankruptcy Code (Chapter 11 of Title 11 of the United States Code) or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief (an “Insolvency Proceeding”), whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such Insolvency Proceeding, and all reasonable fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under the Notes (collectively the “Secured Obligations”).

NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor hereby agrees as follows:

1.    ASSIGNMENT AS SECURITY.

The Assignor hereby collaterally assigns and grants to the Assignee as security for the payment and performance in full of the Secured Obligations when due, a security interest in all of the Assignor’s right, title and interest in and to the Assignor’s right to receive the B&L Royalty Payments from the Licensee.

All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Transaction Documents.

2.    REPRESENTATIONS, WARRANTIES AND COVENANTS.

(a)    Except as referenced herein or as disclosed to the Assignee, the B&L License Agreement, since its execution and delivery by the Assignor, has not been modified or amended.

(b)    The Assignor has not delivered or received any notices of default under the B&L License Agreement. The Assignor is not in default under any of the terms of the B&L License Agreement, and there are no events which, with the giving of notice or the passage of time or both, would constitute a material default by the Assignor under the B&L License Agreement.

(c)    To the best of the Assignor’s knowledge, the Licensee is not in default under any of the terms of the B&L License Agreement, and there are no events which, with the giving of notice or the passage of time or both, would constitute a default by the Licensee under the B&L License Agreement.

(d)    The Assignor has delivered to the Assignee a true and complete copy of the B&L License Agreement and any written amendments or agreements modifying, waiving or otherwise altering the terms thereof.

(e)    The Assignor will perform and observe all of the terms, covenants and conditions required to be performed and observed by the Assignor, and do all things required by the B&L License Agreement to preserve and to keep unimpaired its rights, under the B&L License Agreement.

(f)    The Assignor will (i) promptly notify the Assignee of its receipt of any notice from the Licensee of any default by the Assignor in the performance or observance of any of the terms, covenants or conditions on its part to be performed or observed under the B&L License Agreement, and (ii) promptly cause a copy of any such notice received by the Assignor from the Licensee to be delivered to the Assignee.

(g)    The Assignor will not, without the prior written consent of the Assignee, which consent shall not be unreasonably withheld or delayed so long as no Event of Default (as defined below) has occurred and is continuing, (i) modify or supplement the B&L License Agreement in any material respect (if such modification or supplement would materially diminish or impair any of the collateral pledged to the Assignee for the Secured Obligations pursuant to this Assignment or the Assignee's security interest therein) or terminate or cancel the B&L License Agreement, or (ii) consent or refuse to consent to any action taken or to be taken by the Licensee or anyone else under the B&L License Agreement, if such consent or refusal to consent would materially diminish or impair any of the collateral pledged to the Assignee for the Secured Obligations pursuant to this Assignment or the Assignee’s security interest therein.

3.    INTELLECTUAL PROPERTY COVENANTS.  The Assignor hereby agrees that:

(a)    The Assignor may not, to the extent prohibited by the B&L License Agreement or not consented to by B&L, abandon any Licensed Patents or Licensor Improved Patents (as such terms are defined in the B&L License Agreement) without the prior written consent of the Assignee, and if any Licensed Patents or Licensor Improved Patents is infringed or misappropriated or otherwise violated by a third party, the Assignor shall take such action as the Assignee shall reasonably deem appropriate under the circumstances to enforce such Licensed Patents or Licensor Improved Patents.

(b)    In the event that, upon a default by the Assignor in the performance of or compliance with any provision of the B&L License Agreement, the Licensee notifies the Assignor that it has elected to terminate the B&L License Agreement as a result of such default: (A) the Assignor shall promptly notify the Assignee in writing of such notice, describing in reasonable detail the nature of such default; (B) the Assignee shall have the right and opportunity, but not the obligation, to cure such default within the period provided for in the B&L License Agreement for cure; and (C) during such period, the Assignor shall not terminate the B&L License Agreement. Any payment made or act done by the Assignee to cure such default shall not constitute an assumption by the Assignee of the B&L License Agreement or of any obligations of the Licensee thereunder.

(c)    From and after the occurrence of any Event of Default and until the later of (A) the last day during which such Event of Default is continuing and (B) until such time as all Secured Obligations then due and payable have been paid in full (the “Default Period”):

(i)    all royalties, dividends, distributions, interest and other payments that are received by the Assignor pursuant to the B&L License Agreement shall be received in trust for the benefit of the Assignee, shall be segregated from other funds of the Assignor, and shall be forthwith paid over to the Assignee as pledged interests in the exact form received with any necessary endorsement, to be held by the Assignee as pledged interests and as further collateral security for the Secured Obligations;

(ii)    the Assignor shall, pursuant to written notice to the Assignor from the Assignee: (A) cease any use of the Licensed Patents or Licensor Improved Patents for any purpose described in such notice that involves the right to make, have made, use, sell, offer to sell, and import First Generation Exclusive Licensed Products and Vitrasert Licensed Product in the Licensed Field (as such terms are defined in the B&L License Agreement) and (B) assign all of the Assignor's right, title and interest in and to the B&L License Agreement to the Assignee for the duration of such Default Period; and

(iii)    the Assignor shall grant to the Assignee an exclusive, irrevocable, royalty-free, worldwide right and license, with exclusive right to sublicense, under the Assignee's interest in the Licensed Patents and Licensor Improvement Patents, solely to make, have made, use, sell, offer to sell, and import First Generation Exclusive Licensed Products and Vitrasert Licensed Product in the Licensed Field (as such terms are defined in the B&L License Agreement); such license shall be subject to the B&L License Agreement and terminate on the final day of the Default Period.

4.    TERMS AND CONDITIONS.

(a)    Prior to any failure by Parent and Assignor to make any payment due under the Note within the applicable cure period (an “Event of Default”), if the Assignor has any right, privilege or claim against the Licensee under the B&L License Agreement and the failure by the Assignor to enforce such right, privilege or claim would be reasonably likely to materially diminish or impair any of the collateral pledged to the Assignee for the Secured Obligations pursuant to this Assignment or the Assignee's security interest therein, the Assignor will take all actions necessary, in its good faith business judgment, to enforce such right, privilege or claim.

(b)    The Assignor hereby irrevocably authorizes and empowers the Assignee, at any time during a Default Period, to (i) assert, either directly (to the extent of the Secured Obligations) or on behalf of the Assignor, any claims and demands and enforce, either directly or on behalf of the Assignor, any rights and remedies which the Assignor may have, from time to time, during such period, against the Licensee under the B&L License Agreement, and (ii) to collect any B&L Royalty Payment or other amounts due to the Assignor under the B&L License Agreement up to an amount equal to the amount of any outstanding Secured Obligations then due and payable and apply such amounts to such Secured Obligations in such manner as the Assignee shall elect, until such time as all Secured Obligations then due and payable have been paid in full. Simultaneously with the execution and delivery of this Assignment, the Assignor shall execute a notice to be addressed to the Licensee substantially in the form attached hereto as Exhibit A. (the “Payment Direction Notice”). The Assignee shall be authorized to send the Payment Direction Notice to the Licensee upon the occurrence of an Event of Default directing the Licensee to remit during the Default Period any and all B&L Royalty Payments to the Assignee when payable under the B&L License Agreement up to an aggregate amount equal to the amount of the outstanding Secured Obligations then due and payable. The Assignee is authorized to insert in such Payment Direction Notice a description of the account into which any B&L Royalty Payments are to be remitted (which account description may be changed by the Assignee from time to time by delivery of a notice to the Licensee). The Assignee shall execute a cancellation of the Payment Direction Notice promptly following the end of the Default Period.

(c)    The Assignor hereby irrevocably makes, constitutes and appoints the Assignee as the Assignor’s true and lawful attorney-in-fact (such power being coupled with an interest) for the purpose of enabling the Assignee or its designated agent to take any or all of the actions contemplated by clauses (a) and (b) above.

(d)    The Assignor hereby acknowledges and agrees that it shall remain liable under the B&L License Agreement to observe and perform all of the conditions and obligations to be observed or performed by the Assignor thereunder, and neither this Assignment, nor any action taken by the Assignee pursuant hereto, shall cause the Assignee to be deemed to have assumed any of the obligations or liabilities of the Assignor under the B&L License Agreement; provided, however, that, notwithstanding anything to the contrary herein, in the event that royalties are owed to a third party based on the B&L Royalty Payments, the Assignee shall, at such time as it is collecting the B&L Royalty payments with respect to products other than products in the Collateral Product Lines (as defined in the Amendment Agreement), be responsible for paying any such royalties from the B&L Royalty Payments. The Assignor further agrees to indemnify, protect, defend and hold the Assignee harmless from and against any claims or demands by the Licensee under the B&L License Agreement, except to the extent such claims or demands result solely and directly from the Assignee’s gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction.

(e)    The Assignor hereby agrees to keep the Assignee reasonably informed of all circumstances bearing upon the exercise of the Assignor’s rights and remedies under the B&L License Agreement. In no event shall the Assignor waive, amend, alter or modify any of its rights or remedies under the B&L License Agreement, if such waiver, amendment, alteration or modification would materially diminish or impair any of the collateral pledged to the Assignee for the Secured Obligations pursuant to this Assignment or the Assignee's security interest therein, without the prior written consent of the Assignee, which consent shall not be unreasonably withheld or delayed so long as no Event of Default has occurred and is continuing.

(f)    This Collateral Assignment shall continue in full force and effect until all of the Secured Obligations have been indefeasibly paid or performed in full, at which time the Assignee's interest in the B&L License Agreement and any other rights assigned to the Assignee hereunder shall be automatically released. The Assignee shall, promptly upon request by the Assignor, execute such additional documentation to evidence such release.

(g)    No delay by the Assignee in the exercise of its rights hereunder shall constitute a waiver of any such rights. A waiver by the Assignee of a particular Event of Default shall not constitute a waiver of any subsequent Event of Default. Any waiver by the Assignee of any right hereunder on one occasion shall not constitute a waiver on any other occasion.

(h)    The Assignor hereby authorizes the Assignee to file one or more Uniform Commercial Code financing or continuation statements, and amendments thereto, necessary to perfect the security interest granted to the Assignee hereunder. The Assignee shall execute an appropriate release promptly upon the termination of this Assignment

5.    GENERAL CONDITIONS.

(a)    This Collateral Assignment shall be binding upon, and shall inure to the benefit of, the respective successors and permitted assigns of the parties hereto.

(b)    This Collateral Assignment shall be construed and enforced in accordance with the internal laws of the State of New York.

(c)    The Assignor shall pay all reasonable attorneys’ fees and expenses which the Assignee may hereafter incur in enforcing any of its rights hereunder.

In WITNESS WHEREOF, the Assignor and the Assignee have duly executed and delivered this Assignment as of the 14th day of September, 2006.

PSIVIDA INC. By: /s/ Michael J. Soja Print Name:Michael J. Soja Its: Vice President and Chief Financial Officer

CASTLERIGG MASTER INVESTMENTS LTD. By: /s/ Patrick T. Burke Print Name: Patrick T. Burke Its: Senior Managing Director

EXHIBIT A

FORM OF PAYMENT DIRECTION NOTICE

Bausch & Lomb Incorporated
1400 N. Goodman Street
Rochester, NY 14609
Attention:

Ladies and Gentlemen:

Reference is made to the Amended and Restated License Agreement, dated December 9, 2003, as amended by that certain Amendment No. 1 thereto dated as of June 28, 2005 (the “B&L License Agreement”) between you and pSivida Inc. (formerly Control Delivery Systems, Inc.), a Delaware corporation (the “Company”).

The Company has assigned its interest in the B&L License Agreement to Castlerigg Master Investments Ltd. (together with its successors and assigns, (the “Assignee”)), as security for certain obligations which the Company has to the Assignee under the Guaranty, dated as of September 14, 2006. Notwithstanding such assignment, you are authorized and directed to send all notices and reports under the B&L License Agreement to both the Assignee and the Company.

The Company and the Assignee hereby jointly authorize and direct you to remit any and all payments required to be made by you to the Company under the B&L License Agreement now or hereafter due to the Company under the B&L License Agreement to the Assignee, until such time as you shall receive a notice canceling such authorization, in accordance with the following wiring instructions:

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If you have any questions, you may contact Lori Freedman at pSivida Inc. at 400 Pleasant Street, Watertown, Massachusetts, phone (617) 972-6278, facsimile (617) 812-2400.

Sincerely,

PSIVIDA INC. By:__________________________________ Print Name:___________________________ Its:__________________________________

CASTLERIGG MASTER INVESTMENTS LTD. By:__________________________________ Print Name:___________________________ Its:__________________________________

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